UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Entasis Therapeutics Holdings Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

293614103

(CUSIP Number)

Robert Liptak

Clarus Ventures, LLC

101 Main Street, Suite 1210

Cambridge, MA 02142

(617) 949-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 22, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293614103	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Lifesciences III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 293614103	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Clarus Ventures III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 293614103	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Clarus III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 293614103	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 293614103	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Holdings I/II GP L.L.C. (f/k/a Blackstone Holdings I/II GP Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 293614103	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 293614103	13D	Page 9 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 293614103	13D	Page 10 of 16 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0 shares
		8	SHARED VOTING POWER 1,623,405 shares
		9	SOLE DISPOSITIVE POWER 0 shares
		10	SHARED DISPOSITIVE POWER 1,623,405 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,623,405 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends the initial statement on Schedule 13D first filed by Clarus Lifesciences III, L.P. and certain other reporting persons on October 9, 2018, as amended by Amendment No. 1 thereto on January 11, 2019 (collectively, the “Schedule 13D”), with respect to the Common Stock (as defined below) of Entasis Therapeutics Holdings Inc.

This Amendment No. 2 reflects, among other things, the conversion of The Blackstone Group L.P., a Delaware limited partnership, into a Delaware corporation named The Blackstone Group Inc., and the conversion of Blackstone Holdings I/II GP Inc., a Delaware corporation, into a Delaware limited liability company named Blackstone Holdings I/II GP L.L.C., each of which became effective on July 1, 2019.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Entasis Therapeutics Holdings Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 35 Gatehouse Drive, Waltham, Massachusetts 02451.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is being filed by:

(a) Clarus Lifesciences III, L.P. (the “Fund”);

(b) Clarus Ventures III GP, L.P. (“Clarus GP”), which is the sole general partner of the Fund;

(c) Blackstone Clarus III L.L.C., which is the sole general partner of Clarus GP, Blackstone Holdings II L.P., which is the sole member of Blackstone Clarus III L.L.C., Blackstone Holdings I/II GP L.L.C. (f/k/a Blackstone Holdings I/II GP Inc.), which is the sole general partner of Blackstone Holdings II L.P., The Blackstone Group Inc. (f/k/a The Blackstone Group L.P.), which is the sole member of Blackstone Holdings I/II GP L.L.C., and Blackstone Group Management L.L.C. (collectively, with Blackstone Clarus III L.L.C., Blackstone Holdings II L.P., Blackstone Holdings I/II GP L.L.C. and The Blackstone Group Inc., the “Control Entities”), which is the sole holder of the Class C common stock of The Blackstone Group Inc. and which is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Fund and Clarus GP is Clarus Ventures, 101 Main Street, Suite 1210, Cambridge, MA 02142. The address of the principal business office of each of the Control Entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

Information regarding each director and executive officer of The Blackstone Group Inc. is set forth on Schedule I attached hereto.

The principal business of the Fund is to invest in and assist early-stage and/or growth-oriented businesses in healthcare and life sciences. The principal business of Clarus GP is to act as the sole general partner of the Fund.

The principal business of Blackstone Clarus III L.L.C. is performing the functions of, and serving as, the general partner of Clarus GP. The principal business of Blackstone Holdings II L.P. is performing the functions of, and serving as, a managing member (or similar position) of and member or equity holder in Blackstone Clarus III L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings I/II GP L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings II L.P. and other affiliated Blackstone entities. The principal business of The Blackstone Group Inc. is performing the functions of, and serving as, the sole member of Blackstone Holdings I/II GP L.L.C., and in a similar capacity for other affiliated

Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Class C common stock of The Blackstone Group Inc. The principal occupation of Mr. Schwarzman is serving as an executive of the Blackstone Group Inc. and Blackstone Group Management L.L.C.

During the five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Fund, Clarus GP and Blackstone Holdings II L.P. are limited partnerships organized under the laws of the State of Delaware. Blackstone Clarus III L.L.C., Blackstone Holdings I/II GP L.L.C. and Blackstone Group Management L.L.C. are limited liability companies organized under the laws of the State of Delaware. The Blackstone Group Inc. is a corporation organized under the laws of the State of Delaware. Mr. Schwarzman is a United States citizen.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	The Fund is the record owner of the Clarus Shares.

Clarus GP is the sole general partner of the Fund. Blackstone Clarus III L.L.C. is the sole general partner of Clarus GP. The sole member of Blackstone Clarus III L.L.C. is Blackstone Holdings II L.P. The sole general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. The sole member of Blackstone Holdings I/II GP L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Fund, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet and was calculated based on the 14,614,073 shares of Common Stock outstanding as of April 29, 2020 based on information provided by the Issuer.

Any beneficial ownership of Common Stock by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the following:

On April 12, 2020, the Issuer entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Innoviva, Inc. (“Innoviva”), pursuant to which the Issuer agreed to issue and sell to Innoviva, in a private placement under the applicable Nasdaq Stock Market LLC rules (“Nasdaq”), up to 14,000,000 newly issued shares of Common Stock and warrants (the “Common Warrants”) to purchase up to 14,000,000 shares of Common Stock (the “Private Placement”).

The Private Placement is occurring in two tranches. The first closing (the “First Closing”) occurred on April 22, 2020, at which time Innoviva purchased 1,322,510 shares of Common Stock and 1,322,510 Common Warrants, which was the maximum number of shares of Common Stock and Common Warrants issuable to Innoviva in compliance with any and all applicable laws and without the requirement for the prior receipt of the approval of the Issuer’s stockholders under the listing requirements of Nasdaq. The First Closing was subject to the satisfaction or waiver of certain closing conditions, including obtaining voting agreements from stockholders of the Issuer representing at least 45% of the outstanding shares of Common Stock.

In connection with the First Closing, on April 22, 2020, the Fund entered into a voting agreement (the “Voting Agreement”) with Innoviva, pursuant to which the Fund agreed, among other things, until the earlier of the closing of the second tranche (the “Second Closing”) or the termination of the Securities Purchase Agreement, (i) to vote at a meeting of the Issuer’s stockholders, or provide a written consent, in respect of all of the shares of Common Stock held by the Fund, in each case in favor of the Second Closing and the other transactions contemplated by the Securities Purchase Agreement and (ii) to not transfer any of the shares of Common Stock held by the Fund or the economic consequences of ownership thereof, other than certain exceptions for transfers to affiliates of the Fund.

The Second Closing, at which time Innoviva will purchase the remaining shares of Common Stock and Common Warrants, is expected to occur in the second quarter of 2020, subject to the satisfaction of certain closing conditions, including the Issuer’s stockholders voting in favor of the Second Closing.

The foregoing references to and descriptions of the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.4.

On April 27, 2020, Nicholas Galakatos, an employee of The Blackstone Group Inc. or one of its affiliates, delivered notice to the Issuer that he was resigning as a member of the Board of Directors of the Issuer effective as of May 1, 2020.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented by the following:

Exhibit 99.4 – Voting Agreement, dated as of April 22, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2020

CLARUS LIFESCIENCES III, L.P.

By:	Clarus Ventures III GP, L.P., its general partner
By:	Blackstone Clarus III, LLC, its general partner
By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

CLARUS VENTURES III GP, L.P.

By:	Blackstone Clarus III, LLC, its general partner
By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CLARUS III L.L.C.

By:	Blackstone Holdings II L.P., its managing member
By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS II L.P.

By:	Blackstone Holdings I/II GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

[Entasis Therapeutics Holdings Inc. – Schedule 13D/A]

BLACKSTONE HOLDINGS I/II GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP INC.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

[Entasis Therapeutics Holdings Inc. – Schedule 13D/A]

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for

the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any shares of Common Stock.